Mail Stop 3561

November 2, 2007

James J. Patterson
Senior Vice President and Chief Financial Officer
Schawk, Inc.
1695 River Road
Des Plaines, IL 60018

> **Re: Schawk, Inc.**
> **File No. 001-09335**
> **Form 10-K: For the Fiscal Year Ended December 31, 2006**
> **Form 10-Q: For the Quarterly Period Ended June 30, 2007**

Dear Mr. Patterson:

We have reviewed the above referenced filings and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-K: For the fiscal year ended December 31, 2006

Management's Discussion and Analysis, page 19

Results of Operations, page 22

1.   Please provide a discussion on the reasons for any significant increases or decreases in revenues and expenses. In addition, please explain to us the reason for (i) the decline in sales to advertising and entertainment accounts, (ii) the reduction in overall advertising spending by your largest retail client and (iii) the lower advertising account revenues due to lower spending levels on promotions. Refer to Item 303(3) of Regulation S-K for guidance.

Liquidity and Capital Resources, page 25

Off-Balance Sheet and Contractual Obligations, page 26

2.   As this table is intended to increase transparency of cash flow, we believe that you should include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use judgment to determine whether or not to include such estimates. In this regard, you would determine an appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments in the table, a footnote to the table should clarify whether they are included or not and, if applicable, the methodology used in your estimate. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

Critical Accounting Policies, page 26

3.   We believe that disclosure about critical accounting estimates should supplement, not repeat, the description of accounting policies included in the notes to the financial statements. While notes to the financial statements generally describe the method used to apply an accounting policy, we believe the discussion in this section should focus on the estimates, assumptions or uncertainties involved in applying a principle and how these items may have different effects on financial results, including why these items are subject to change and their sensitivity to change. For example, your discussion on accounts receivable could discuss how likely the assumptions on recoverability may change and the impact on financial results if the factors that you used in these assumptions would change by a specified level. With respect to your impairment of long-lived assets, you state that a change in the Company's business climate, including a downturn in the operations, may subsequently result in an impairment charge. This discussion could be enhanced by providing further analysis of the factors in arriving at your estimates, including the amount of change in business climate and downturn in operations where impairment is likely to occur. This type of disclosure is not limited to the examples above, but rather should be considered in each of your critical accounting policy based on each of their specific assumptions and uncertainties. Please refer to Section V of FR-72 (Release no. 33-8350) for further guidance in this area.

Item 8: Financial Statements and Supplemental Data, page 30

Consolidated Statements of Cash Flows, page 35

4.   Any non-cash financing and investing activities should be set forth in the supplementary disclosure section of this statement, rather than directly in the statement of cash flows. For example, the non-cash portion of the acquisition of Seven Worldwide or specifically the $70 million stock issued in this acquisition should not be reflected within financing (issuance of stock) and its related investing (acquisitions) activity. Please refer to the guidance in paragraph 32 of SFAS 95 and revise accordingly.

Notes to Consolidated Financial Statements, page 37

Note 2 – Significant Accounting Policies, page 37

5.   Reference is made to page 10 under Purchasing and Raw Materials where you state "the Company has negotiated and enjoys significant volume discounts on materials and supplies from most of its suppliers." Please tell us the nature of these arrangements and explain whether you are following the guidance in EITF 02-16. In view of the significance of these arrangements as stated above, also include a significant accounting policy for vendor rebates that clearly describe (i) the nature of the arrangements; (ii) the accounting treatment accorded in these arrangements including how recognized and measured; and (iii) the financial statement accounts impacted in accounting for these arrangements.

Note 3 – Acquisitions, page 40

6.   In a number of your acquisitions, you cite the same reason that goodwill was recognized because the purchase price reflects the complimentary strategic fit that the acquired business brings to the Company's existing operations. This disclosure appears vague and generic. We believe that the guidance in paragraph 51 of SFAS 141 entails more significant disclosure that details the primary reasons, including a description of factors that contributed to the recognition of goodwill. Also, the disclosures should not be the same for each acquisition, as more robust disclosures should be provided based on a higher significance level and amount of goodwill recognized for an acquisition. Please revise accordingly.

Note 7: Inventories, page 47

7.   In light of the disclosure on page 9 stating that generally projects or orders are in and out of your facilities within five to seven days, please tell us in detail the types of costs that you capitalize in work-in-process inventory and your method of allocating costs to work-in-process inventory.

Note 9: Goodwill and Intangible Assets, page 47

8.   Please tell us why you believe that your customer relationships have a weighted
        average life of 15 years. In your response, provide us support for the 15 year
        customer relationships average life. Assuming a satisfactory response, your notes
        should provide disclosure of the reasons that support this estimated average useful
        life.

Form 10-Q: For the Quarterly Period Ended June 30, 2007

Note 15: Late Filing, page 15

9.   Please tell us in greater detail the facts and circumstances surrounding your
        determination that you needed to do further analysis to determine if it was
        necessary to correct your historical method of capitalizing certain costs in work-
        in-process inventory. In your response, tell us how you determined that no
        material financial statement adjustments were required for any period presented in
        your Form 10-Q or any other historical period.

                                        * * * * *

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require. Since the company and its management are in possession
of all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;
·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

Schawk, Inc.
November 2, 2007
Page 5

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        You may contact Patrick Kuhn at 202-551-3308 or Joe Foti at 202-551-3816 with
any questions. You may also contact me at 202-551-3812.

                                        Sincerely,

                                        Michael Fay
                                        Branch Chief